UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Notification of share ownership

Filed herewith is a notification of share ownership related to Syngenta AG. The full text of the notification follows:

# # #

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: August 26, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Notification of share ownership

The shareholding of MFS Investment Management in Syngenta AG falls below 5%

Based on Article 20 of the Swiss Stock Exchange Act Syngenta AG has received the following notification from a shareholder. The shareholding of MFS Investment Management, 500 Boylston Street, Boston, Ma. 02116 USA, in Syngenta AG has fallen below the reporting threshold value of 5%.

MFS Investment Management previously reported a 5.02% holding in Syngenta AG in January 2003.

In compliance with Article 19 of the Swiss Stock Exchange Ordinance–FBC this information will be published in the Swiss Official Gazette of Commerce.

Syngenta AG
Basel, Switzerland August 26, 2003